UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D
☐ Form N-SAR               ☐ Form N-CSR

For Period Ended:              March 31, 2009

☐Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐Transition Report on Form 10-Q
☐Transition Report on Form N-SAR

For the Transition Period Ended: N/A

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  N/A

PART I.  REGISTRANT INFORMATION.

Future Now Group Inc.
Full Name of Registrant

_______________________
Former Name if Applicable

61 Unquowa Rd.
The Galleria Building
Address of Principal Executive Office (Street and Number)

Fairfield, CT 06824
City, State and Zip Code

PART II.  RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☒	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III.  NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period:

Despite diligent efforts, the Registrant's preparation of its Quarterly Report on Form 10-Q for the period ended March 31, 2009 could not be accomplished in order to permit a timely filing of such Form 10-Q without undue hardship and expense to the Registrant.  The registrant fully expects to be able to file such Form 10-Q no later than five calendar days after its original prescribed due date.

PART IV. OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Kristin J. Angelino, Esq.	212	752-9700
Name	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒Yes                                ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings to be included in the subject report or portion thereof?

☐ Yes                                ☒ No

If so, please attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

FUTURE NOW GROUP INC.
_________________________________
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

/s/ Jeffrey Eisenberg
Jeffrey Eisenberg

Chief Executive Officer, President and Director

Date: May 18, 2009